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                  CONTACTS: The 1224 Corporation             Ahold
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ROYAL AHOLD AGREES TO ACQUIRE CONTROLLING STOCK OF GIANT FOOD INC.
         Landover, Maryland-Based Company to Maintain Name, Management Team

Landover, MD. May 19, ---- The 1224 Corporation, the owner of the controlling AC stock of Giant Food Inc. (see appendix for Giant Food stock class description) announced today that it has entered into an historic agreement under which all of the controlling Class AC Voting Stock will be acquired by Royal Ahold, a leading international food retailer with annual sales of more than $26 billion. Executives of The 1224 Corporation and Ahold expressed satisfaction over the agreement - one which is expected to advance both companies" long-term vision and commitment to quality and community service.

According to terms of the stock purchase agreement signed by The 1224 Corporation and Ahold, Ahold will acquire all of The 1224 Corporation"s Class AC Voting Stock at a price of $43.00 per share -- giving Ahold controlling interest in Giant Food by virtue of its ability to elect a majority of directors on Giant"s Board of Directors. Ahold is now commencing a tender offer for all outstanding Class A Non-Voting Common shares of Giant at the same price of $43.00 per share in cash. If, in addition, Ahold enters into a binding agreement to acquire all of the Class AL voting shares now owned by J. Sainsbury plc before the expiration date of the tender offer, that price would increase to $43.50 per share. The purchase is subject to government regulatory approvals an other customary conditions.

In acquiring Giant Food"s controlling shares, Ahold assumes ownership of one of the best known and most respected names in food retailing. Founded in 1936, Giant"s last Chairman and CEO, Izzy Cohen guided the growth of the Company from a single store operation to an Eastern Seaboard multi-state food chain. In doing so, Giant Food has always maintained its adherence to Izzy Cohen"s values: quality, service and community involvement. According to President of The 1224 Corporation Pete Manos, "In his will, Izzy Cohen appointed five people, including myself, to make all decisions concerning the Class AC Voting Stock. After a careful, deliberative process, we have decided to sell our shares to Ahold - a company whom we believe is extraordinarily well-equipped to sustain Izzy"s and Giant"s record of integrity, solid employee
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and community relations and service to customers. Ahold has a clear, long-term commitment to growth and the capacity and skills to achieve its vision - a vision which is parallel to our own."

Indeed, after the stock purchase, Giant"s 164 stores in Virginia, the District of Columbia, and Maryland and 13 Super G stores in New Jersey, Pennsylvania and Delaware, including 3 free-standing pharmacies will continue to conduct its business as usual with the same management team. This team, which oversaw the company"s recently reported annual sales of $4.2 billion and net profits of $71 million for their fiscal year which ended in February 28, 1998, also will continue to lead Giant"s 28,000 employees from Giant"s corporate headquarters in Landover, Maryland.

Royal Ahold, a rapidly expanding international food retailer, owns and operates within their Ahold USA division four leading supermarket chains in the United States. They are Bi Lo headquartered in Mauldin, South Carolina, Stop & Shop, based in Quincy, Massachusetts, Giant Food Stores (including Edwards) of Carlisle, Pennsylvania; and Tops Markets (including Finast) headquartered in Buffalo, New York. Ahold has operated stores in the United States since 1977 and ranks among the top food retailers in the U.S. with 830 stores and 1997 U.S. sales of $14.3 billion. Their U.S. stores employ over 110,000 people. The company operates a total of over 3,200 supermarkets, hypermarkets and specialty stores with 1997 sales of over $26 billion. Ahold"s total employment is approximately 220,000 people and the company serves over 20 million customers every week.

Ahold's USA CEO and President, Robert Zwartendijk, stated, "We are delighted to welcome Giant Food into the Ahold USA family. Geographically, it is the perfect, natural fit to our existing operations along the Eastern Seaboard. Strategically, Giant adds critical mass and highly-developed food retailing expertise. Locally, Giant Food has long been a highly respected supermarket company enjoying a healthy reputation for quality, innovation and customer service. It's a win-win situation for both companies."

Giant Food Inc. is traded on the American Stock Exchange under the symbol GFSA. Ahold's sponsored American Depository Receipts are traded on the New York Stock Exchange under the symbol AHO.


                                                 May 19, 1998

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               Appendix---Description Of Giant Food's Capital Structure


Background

         Giant Food's capital structure consists of three classes of shares:

         - 125,000 shares of Class AC Voting Stock which elects five directors. All of the Class AC Voting Stock is owned by The 1224 Corporation, a Delaware corporation created under the Will of Israel Cohen who died in November, 1995.

         - 125,000 shares of Class AL Voting Stock which elects four directors. All of the Class AL Voting Stock is owned by J Sainsbury USA Holdings, Inc., which is a subsidiary of J Sainsbury plc, London, England.

         - Approximately 59,000,000 shares of Class A Non-Voting Stock which trades on the American Stock Exchange.


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